

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Robert C. Lewis
General Counsel and Secretary
HUGHES Telematics, Inc.
2002 Summit Boulevard, Suite 1800
Atlanta, GA 30319

RE: **HUGHES Telematics, Inc.**
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
December 31, 2009
Filed July 19, 2010
File No. 001-33860

Dear Mr. Thomas:

We have completed our review of your filing and have no further comments at this time.

Sincerely,
/s

Larry Spirgel
Assistant Director

Cc: Joshua B. Goldstein (via facsimile)